UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2008

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F  [ ]    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [ ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Iron Ore

Ian Ashby, President

26 October 2008

bhpbilliton

resourcing the future

Disclaimer

By reviewing/attending this presentation you agree to be bound by the following conditions.

The directors of BHP Billiton Limited and BHP Billiton Plc (“ BHP Billiton”) accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) is based on public information which has not been independently verified.

This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred to as “relevant persons”). This presentation must not be acted on or relied on by persons who are not relevant persons.

Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends,” “expects,” “anticipates,” “targets,” plans,” “estimates” and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton’s and Rio Tinto’s filings with the U.S. Securities and Exchange Commission (“SEC”) (including in Annual Reports on Form 20-F for the most recent fiscal year) which are available at the SEC’s website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

Slide 2

bhpbilliton

resourcing the future

Disclaimer

No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

Cautionary Note to US Investors - The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain terms in this presentation, including “resources” , “mineralisation” , “targeted mineralisation” , “potential mineralisation” would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC’s Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended June 30, 2008 for its most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.

References in this presentation to “$” are to United States dollars unless otherwise specified.

Information Relating to the US Offer for Rio Tinto plc

In connection with the offer and sale of securities BHP Billiton would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders, BHP Billiton has filed with the SEC a Registration Statement on Form F-4 (the “Registration Statement” ), which contains a preliminary prospectus (the “Prospectus” ), and will file additional relevant materials with the SEC. This communication is not a substitute for the Registration Statement or the Prospectus that BHP Billiton has filed, or any amendments or supplements to those documents BHP Billiton may file, with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov) Copies of such documents may also be obtained from BHP Billiton without charge.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Slide 3

bhpbilliton

resourcing the future

Record shipments in the last quarter

Quarterly Shipments, BHP Billiton Iron Ore

(mt, WAIO and Samarco equity basis)

25 26 28 29 30 31

Q1 FY07 Q1 FY08 Q2 FY08 Q3 FY08 Q4 FY08 Q1 FY09

Record quarterly shipments in Q1 FY09

Pilbara production recovering following safety incidents

Samarco production record following the successful ramp up of pellet plant 3

Chinese growth has softened with likely short term volatility and uncertainty

Iron Ore remains confident that underlying fundamentals will continue to drive strong longer term demand

Iron Ore’s low cost, high quality assets are well positioned for investment throughout the cycle

Slide 4

bhpbilliton

resourcing the future

Expected Growth to 300 mtpa and beyond

Western Australia Iron Ore capacity

(mtpa, 100% basis)

Advanced planning

Operating at capacity

Project 53% complete

Construction

Completed

Expect final approval end CY08

Early commitments on plan

Mine and rail site work commenced

Mine development sequence defined

Pre-feasibility completion planned for H1 CY09

External approvals on track

Expect early funding end CY08

122 20 26 45 40 240 capacity in 2012 60 300 capacity in 2015 50 >350 capacity

FY08 RGP3* RGP4 RGP5 RGP6 Quantum 1 Quantum 2

Status FY08 Actual Production Operating at capacity Construction Feasibility & early works Pre-feasibility Concept

Completion (CY) 2007 2010 2011 2012 2015

Notes:

109 mtpa capacity pre RGP3

Attributable basis: FY08 = 104 mtpa; 240 mtpa = ~204 mtpa; 300 mtpa = ~ 255 mtpa; 350 mtpa = ~ 298 mtpa

Slide 5

bhpbilliton

resourcing the future

Expected Growth focused on development of large hubs

BHP Billiton Resource and Potential Mineralisation (Bt, 100%)


Roy Hill
Central Pilbara: 7Bt Resource +
12-20Bt potential mineralisation
N
0 5 10 20 30 40 50km
Scale 1: 1 000 000
Yandi Hub
RGP5
Upper Marillana
Yandi
Marillana
Central Hub
Ministers North
Mining Area C
RGP3
Quantum
Jinayri
Area C West
South
Coondewana
East Pilbara: 5Bt Resource +
8-13Bt potential mineralisation
Eastern Hub
Opthalmia
OB 23/25
OB18
Mt. Whaleback
Caramulla
Jimblebar
Prairie Downs
RGP4
RGP6
BHP Billiton's Tenements
BHP Billiton's railway

Large Hubs offer:

- Infrastructure scale efficiencies
- Product flexibility
- More resource unlocked by blending
- Smaller environmental footprint

Source: Resource base: BHP Billiton News Release and CSG Presentation June 2008;
Equity terms Central Pilbara: 6Bt Resource + 11-18Bt Potential Mineralisation; East Pilbara: 4Bt Resource + 7-12Bt Potential Mineralisation
The Potential Mineralisation (Exploration Target) is based on probabilistic assessment of areas across the Pilbara using surface mapping, geophysics, known regional geology and some limited drill results acquired over the last 40 years of exploration. The target range is conceptual in nature, there has not been sufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource

Slide 6

bhpbilliton
resourcing the future

The combination: Keys to unlocking value

1 Optimising mineral basin positions and infrastructure

Lower cost, more efficient production

Unlocking volume through matching reserves with infrastructure

2 Enhanced platform for future growth

Deployment of scarce resources to highest value opportunities

Greater ability to develop the next generation of large scale projects in new geographies

Better positioned as partner of choice with governments and stakeholders

Efficient exploration and infrastructure development

3 Unique synergies and combination benefits

Economies of scale – especially procurement

Avoid duplication, reduce corporate and divisional non-operating costs

Accelerate tonnage delivered to market

Slide 7

bhpbilliton

resourcing the future

Early tonnes expected to be delivered through matching mine with logistics capacity and operational simplicity

Port Hedland

Nelson Point

Finucane Island

Yarrie

215km

Cape Lambert

Dampier

East Intercourse Island

Parker Point

Port

Mine / Deposit

Rio Tinto

BHP Billiton

kilometres refer to distance from port

Deepdale (Mesa J)

Operations increasingly overlapping in the Central Pilbara

Brockman

Marandoo

313km

BHP Yandi

456km

HI Yandi

Tom Price

MAC

340km

Hope Downs

West Angeles

410km

Paraburdoo

386km

OB 23/25

Newman

426km

Jimblebar

435km

Port Hedland

MAP AREA

N

Western Australia

Perth

0 20 40 60 80 100

km

Slide 8

bhpbilliton

resourcing the future

Yandi expected to deliver a broad range of synergies

The Yandi ore body is a single deposit split into multiple ownership segments

BHP Billiton Operations

BHP Billiton Yandi

Rio Tinto Operations

HI Yandi

Brockman

Marandoo

313km

BHP Yandi

456km

HI Yandi

Tom Price

MAC

340km

Hope Downs

West Angeles

410km

Paraburdoo

386km

OB 23/25

Newman

426km

Jimblebar

435km

Slide 9

bhpbilliton

resourcing the future

Unlocking value: Anticipated Core benefits in the Iron Ore

Business

1 Exposure to overlapping iron ore basin positions and infrastructure

2 Combined entity will have a unique portfolio of world class assets

3 Enhanced earnings through quantified synergies and benefits of combination

4 A natural fit – common strategies, heritage, culture and values

Slide 10

bhpbilliton

bhpbilliton

resourcing the future

Site tour: Site fly-over handout (page 1)

Rio Tinto Hope Downs

North Pits

Camp

Hope down South Pits

North Crusher

Blockpiles

Train Loadout

Rail Loop

BHP Billiton Iron Ore Site Visit

Iron Ore Synergies — 27 October 2008

Early tonnes are expected to be delivered through matching mine with logistics capacity and operational simplicity

Area C Mining Club

Camp

Crushing Plant

E and D Deposits

Overland Conveyor

One Handling Plants

Block Yard 1

Block Yard 2

Rail loop

Train Loadout

Additional Ore Deposits

C Deposit

Additional One Deposits

Infrastructure

Rail

One Bodies

bhp billiton

resourcing the future

Jimble bar

Additional Ore Deposits

W3 Deposits

Process Infrastructure Construction

Train Loadout Construction

W4 Deposit

One Handling Plant

Blockpile

Additional One Deposits

Slide 12

bhp billiton

resourcing the future

Site tour: Site fly-over handout (page 2)

Yandi expected to deliver a broad range of synergies

Additional Ore Deposits

Rail Loop

Camp

Train Loadout

To Port Hedland

Ore Handling Plant

Central Deposits

Rail Loop

Primary Crusher

Train Loadout

Conveyor

Rio Tinto Operations

Camp

Western Deposits

Ore Handling Plant

BHP Billiton Area C Spur

To Cape Lambert

BHP Billiton Operations

Eastern Deposits

Junction Central Deposit

Train Loadouts

Ore Processing

Rio Tinto Rail Spur

Marillana Camp

Stockpiles

Rail Loop

Conveyor

Junction South East Deposit

BHP Billiton Operations

To Mining Area C

Ore Processing

BHP Billiton Yandi

Rio Tinto Operations

H Yandi

Infrastracture

Rail

Ore Bodies

bhpbilliton

resourcing the future

Slide 13

bhpbilliton

resourcing the future

Site tour: Newman hub tour handout (page 1)

Newman Hub ‘Up Close’

Large Hub Expansions—27 October 2008

Kurra Village in Newman - Expansion completed ahead of schedule in September 2008

Shuttle Works - Culverts for shuttle train between Newman and satellite ore bodies under construction

Reclaimer component arrives at Newman Hub early October 2008

Upgraded Rail Bridge - Completed ahead of schedule in September 2008

Car Dumper - Assembly of SOB shuttle train car dumper cell completed in October 2008

BHP Billiton Iron Ore Site Visit

Large Hub Expansions—27 October 2008

Expected growth to 300Mtpa and beyond

Western Australia Iron Ore capacity

(mtpa, 100% basis)

Advanced planning

Construction

Completed

122

Operating at capacity 20

Expect final approval end CY08

Early commitments on plan

Mine and rail site work commenced

Project 53% complete 26

45 40

Mine development sequence defined

Pre-feasibility completion planned for H1 CY09

External approvals on track

Expect early funding end CY08

240 capacity in 2012

60

300 capacity in 2015

50

> 350 capacity

FY08 RGP3* RGP4 RGP5 RGP6 Quantum 1 Quantum 2

Status FY08 Actual Production

Operating at capacity

Construction

Feasibility & early works

Pre-feasibility

Pre-feasibility

Concept

Completion (CY) 2007 2010 2011 2012 2015

Concentrated ore bodies enable development of the Newman Hub

Optimal product delivery using centralised processing and logistics infrastructure

Capable of direct shipping product on specification from the processing hub straight to the ship

Reduces blending/ stockpiling requirements at Port Hedland—increasing available capacity

Infrastructure scale efficiencies

Product flexibility

Smaller environmental footprint

Newman

Jimblebar

OB 32, 33 OB 23, 24, 25 OB 20, 21, 22, 42 OB 17,18, 19

Newman

Western Ridge

Silver Knight

Whaleback

OB 43

Ophthalma East

Wheelam

Hashimoto

JB West

JB South

JB East

Jimblebar

Photo: 8 October 2008

20km

Brockman

Marra Mamba

Primary, secondary and tertiary infrastructure

Railway

Slide 14

bhpbilliton

resourcing the future

Site tour: Newman hub tour handout (page 2)

Newman Hub development progressing towards completion

Screening Plant - bin installation commenced September 2008

New Stockyards - Blending NJV product to specification

Newman Hub

Orebody 25

Newman Townsite

Orebody 18

Jimblebar

Photo: Construction in progress 17 September 2008

SOB Shuttle Train Car Dumper - Dumps ore from satellite ore bodies for blending and processing at the Newman Hub. Car dumper cell assembly completed in October 2008 (SOB = satellite ore body)

Crushing Station

Coarse Ore Stockpile

Train Loadout - Concrete completed in October 2008

Rail to satellite ore bodies and port

Viewing Platform

bhpbilliton

resourcing the future

Slide 15

bhpbilliton

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 November 2008	By:	Jane McAloon

	Name:	Jane McAloon
	Title:	Group Company Secretary